January 9, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner

Re:	Magma Design Automation, Inc.

Form 8-K filed December 22, 2005

File No. 0-33213

Dear Mr. Skinner:

Please refer to your letter, dated December 30, 2005, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing of Magma Design Automation, Inc. (“Registrant”). Responses to your single comment are provided below on behalf of Registrant. Please note that the headings and numbering of the responses set forth below correspond to the headings and numbers of the comment contained in your letter.

Form 8-K Filed December 22, 2005

1.	We note the disclosure of material weakness related to the accounting of stock compensation expense and the Mojave earn out compensation. In detail, please describe the nature of each material weakness and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated or intend to restate any prior period for any adjustment resulting from the material weakness, and if not, why not. Tell us in detail the steps you have taken or plan to take and the procedures you implemented or plan to implement to correct each material weakness.

As discussed in registrant’s quarterly report on Form 10-Q for the quarterly period ended October 2, 2005, in connection with its evaluation of the effectiveness of the design and operation of its disclosure controls and procedures and its internal control over financial reporting, Registrant determined that it had a significant control deficiency that should be considered a material weakness.

Securities and Exchange Commission

January 9, 2006

Specifically, Registrant determined that supervisory review and approval controls over stock-based compensation expenses for its stock option exchange program and the Mojave earn-out compensation were not effective to ensure that the amounts were in accordance with GAAP.

This material weakness caused Registrant not to consider adequately the “look-back” and “look-forward” requirements of EITF 00-23 when calculating stock-based compensation expense associated with its second quarter option exchange program. It also caused Registrant to overlook the compensatory nature of earn-out payments associated with the vesting of restricted stock owned by former shareholders of an acquired company who became employees of Registrant and whose stock vesting was contingent upon their continued employment with Registrant. As a result, Registrant adjusted stock-based compensation expense by approximately $284,000 and other compensation expense by approximately $48,000 for the quarter ended October 2, 2005. These adjustments did not require restatement of any prior period financial statements, because they related to Registrant’s fiscal quarter ended October 2, 2005, and were noted and recorded prior to the filing of Registrant’s quarterly report on Form 10-Q for that period.

This material weakness was detected in November 2005, during Registrant’s fiscal third quarter, in connection with its review of internal control over financial reporting for the second fiscal quarter.

Registrant assigns a high priority to the improvement of its internal control over financial reporting. Steps that Registrant has taken or plans to take, and procedures it has implemented or plans to implement, to correct this material weakness include: Magma has retained an additional accounting consultant in its accounting and reporting function, and has updated the accounting checklist to enhance its internal controls. Registrant plans to evaluate the adequacy of these measures and to take additional steps as may be necessary in the future.

*        *        *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 9, 2006

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934, or, in my absence, Lara Mataac of this office at (650) 335-7644.

Very truly yours,

/S/ HORACE NASH

cc	Stathis Kouninis, Securities and Exchange Commission

Rajeev Madhavan, Magma Design Automation, Inc.

Greg Walker, Magma Design Automation, Inc.

David Stanley, Magma Design Automation, Inc.

Clayton Parker, Magma Design Automation, Inc.